SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
for the period ended 30 June 2008
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑                    Form 40-F     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐                    No      ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA, INC AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-09798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-1326190) OF BP P.L.C., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c.,AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 30 JUNE 2008*

*	In this Form 6-K, references to the first half 2008 and first half 2007 refer to the six months ended 30 June 2008 and 30 June 2007 respectively. References to second quarter 2008 and second quarter 2007 refer to the three months ended 30 June 2008 and 30 June 2007 respectively.

Group results January — June 2008

Second Quarter			First half
2007	2008	$ million	2008	2007

81,938	125,755	Total revenues	227,875	152,341
7,376	9,465	Profit for the period(a)	16,916	12,040

19.35	25.62	— per ordinary share (pence)	45.55	31.69
38.37	50.27	— per ordinary share (cents)	89.74	62.43
2.30	3.02	— per ADS (dollars)	5.38	3.75

•	The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2007 in BP’s Annual Report on Form-20-F for the year ended 31 December 2007.
•	BP’s second-quarter profit was $9,465 million, compared with $7,376 million a year ago, an increase of 28%. For the half year, profit was $16,916 million compared with $12,040 million a year ago, up 40%. The second quarter profit included inventory holding gains of $2,612 million compared with gains of $888 million in the same quarter last year. For the half year, inventory holding gains were $3,475 million compared with $1,108 million in the first half of 2007. See footnote (b) below for further information.
•	Non-operating items and fair value accounting effects for the second quarter had a net $1,775 million unfavourable impact compared to a net $973 million favourable impact in the second quarter of 2007. For the half year, the respective amounts were $1,779 million unfavourable and $1,009 million favourable — see further details on page 4. The largest non-operating item for the second quarter and year-to-date was fair value losses on embedded derivatives which amounted to $2,081 million and $2,771 million respectively on a pre-tax basis. See page 21 for further information.
•	Net cash provided by operating activities for the quarter and half year was $6.7 billion and $17.6 billion compared with $6.1 billion and $14.1 billion respectively a year ago.
•	The effective tax rate on profit for the second quarter was 35% and for the half year was 36%; a year ago, the rates were 31% and 32% respectively.
•	Net debt at the end of the quarter was $25.7 billion compared to $20.7 billion a year ago. The ratio of net debt to net debt plus equity was 19%, the same as a year ago. Net debt is defined on page 6.
•	Capital expenditure, excluding acquisitions and asset exchanges, was $5.5 billion for the quarter and for the half year was $12.6 billion. Total capital expenditure and acquisitions was $5.8 billion for the quarter and $14.8 billion for the half year. Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transaction with Husky (see page 27), is expected to be around $21-22 billion for the year. Disposal proceeds were $59 million for the quarter and $335 million for the half year.
•	The quarterly dividend, to be paid in September, is 14 cents per share ($0.84 per ADS) compared with 10.825 cents per share a year ago. For the half year, the dividend showed an increase of 30%. In sterling terms, the quarterly dividend is 7.039 pence per share, compared with 5.278 pence per share a year ago; for the half year, the increase was 33%. During the quarter, the company repurchased 85.9 million of its own shares for cancellation at a cost of $1 billion. For the first half, share repurchases were 176.9 million at a cost of $2 billion.

(a)	Profit attributable to BP shareholders.

(b)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (“FIFO”) method. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based upon the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis and the charge which would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

Effective 1 January 2008, inventory holding gains and losses disclosed above include the associated tax effect. Previously the tax effect was not included. Comparative amounts have been amended to the new basis.

The commentaries above and following should be read in conjunction with the cautionary statement on page 13.

Non-operating items and fair value accounting effects

Non-operating items(a)

Second quarter			First half
2007	2008	$ million	2008	2007

378	(1,976)	Exploration and Production	(2,352)	1,135
767	(99)	Refining and Marketing	510	538
(8)	(123)	Other businesses and corporate	(204)	26

1,137	(2,198)		(2,046)	1,699
(347)	770	Taxation(b)	714	(539)

790	(1,428)		(1,332)	1,160

Fair value accounting effects(c)

Second quarter			First half
2007	2008	$ million	2008	2007

		Exploration and Production
124	366	Unrecognized gains (losses) brought forward from previous period	107	155
(198)	(739)	Unrecognized (gains) losses carried forward	(739)	(198)

(74)	(373)	Favourable (unfavourable) impact relative to management’s measure of performance	(632)	(43)

		Refining and Marketing
611	328	Unrecognized gains (losses) brought forward from previous period	429	72
(274)	(489)	Unrecognized (gains) losses carried forward	(489)	(274)

337	(161)	Favourable (unfavourable) impact relative to management’s measure of performance	(60)	(202)

263	(534)		(692)	(245)
(80)	187	Taxation(b)	245	94

183	(347)		(447)	(151)

Total of non-operating items and fair value accounting effects

Second quarter			First half
2007	2008	$ million	2008	2007

304	(2,349)	Exploration and Production	(2,984)	1,092
1,104	(260)	Refining and Marketing	450	336
(8)	(123)	Other businesses and corporate	(204)	26

1,400	(2,732)		(2,738)	1,454
(427)	957	Taxation(b)	959	(445)

973	(1,775)		(1,779)	1,009

(a)	Non-operating items are charges and credits that BP discloses separately because it considers such disclosure to be meaningful and relevant to the economic decision-making needs of users. The main categories of non-operating items in the periods presented are: impairments; gains or losses on sale of fixed assets and the sale of businesses; environmental remediation; restructuring, integration and rationalisation costs; and changes in the fair value of embedded derivatives. These disclosures are provided in order to enable investors better to understand and evaluate the group’s financial performance. An analysis of non-operating items by type is provided on page 21 and a geographical analysis is shown on pages 8, 10 and 11.

(b)	Tax is calculated using the quarter’s effective tax rate on group profit.

(c)	Information on fair value accounting effects is non-GAAP. An explanation of fair value accounting effects is provided on page 12.

Per share amounts

Second quarter			First half
2007	2008		2008	2007

7,376	9,465	Profit for the period ($ million) (a)	16,916	12,040

19,133,973	18,805,089	Shares in issue at period end (thousand)(b)	18,805,089	19,133,973
3,188,996	3,134,182	— ADS equivalent (thousand)(b)	3,134,182	3,188,996
19,186,461	18,823,515	Average number of shares outstanding (thousand)(b)	18,849,504	19,284,938
3,197,744	3,137,253	— ADS equivalent (thousand)(b)	3,141,584	3,214,156
175,806	85,900	Shares repurchased in the period (thousand)	176,896	413,722

		Per ordinary share (cents)
38.37	50.27	Profit for the period	89.74	62.43

		Per ADS (cents)
230.22	301.62	Profit for the period	538.44	374.58

(a)	Profit attributable to BP shareholders.

(b)	Excludes treasury shares.
Dividends

Dividends payable
On 29 July 2008, BP announced a dividend of 14 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 7.039 pence per share and holders of American Depository Receipts (ADRs) $0.84 per ADS. The dividend is payable on 8 September to shareholders on the register on 15 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 September.
Dividends paid

Second quarter			First half
2007	2008		2008	2007

		Dividends paid per ordinary share
10.325	13.525	cents	27.050	20.650
5.151	6.830	pence	13.643	10.409
61.95	81.15	Dividends paid per ADS (cents)	162.30	123.90

Net debt ratio — net debt: net debt + equity

Second quarter			First half
2007	2008	$ million	2008	2007

23,754	30,189	Gross debt	30,189	23,754
379	900	Less: fair value asset (liability) of hedges related to finance debt	900	379

23,375	29,289		29,289	23,375
2,643	3,593	Cash and cash equivalents	3,593	2,643

20,732	25,696	Net debt	25,696	20,732

89,423	106,454	Equity	106,454	89,423
19%	19%	Net debt ratio	19%	19%

Net debt and net debt ratio are non-GAAP measures. We believe that these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis. See note 2(c) on page 26 for further information.

Exploration and Production

Second quarter			First half
2007	2008	$ million	2008	2007

17,002	26,294	Total revenues	50,359	33,349
7,165	10,819	Profit before interest and tax(a)	20,873	13,482

		By region:
1,105	(124)	UK	799	2,227
183	350	Rest of Europe	626	910
2,204	3,639	US	6,729	3,944
3,673	6,954	Rest of World	12,719	6,401

7,165	10,819		20,873	13,482

		Analysis of total revenues
16,040	24,506	Sales and other operating revenues	47,428	31,905
962	1,788	Earnings from equity-accounted entities (after interest and tax), interest, and other revenues	2,931	1,444

17,002	26,294		50,359	33,349

(a)	Includes profit after interest and tax of equity-accounted entities.
Total revenues for the second quarter were $26 billion and were $17 billion in the corresponding period in 2007. Sales and other operating revenues increased by $8 billion primarily due to higher oil and gas realizations. Total revenues for the first half were $50 billion, compared with $33 billion in the corresponding period in 2007. The increase of $16 billion in sales and other operating revenues was primarily due to higher oil and gas realizations. Gas marketing sales (included in sales and other operating revenues) increased slightly compared with the equivalent periods of 2007, primarily as a result of higher prices.
The profit before interest and tax for the second quarter and half year was $10,819 million and $20,873 million respectively, increases of 51% and 55% over the same periods of 2007. These figures included inventory holding gains of $48 million and $30 million respectively compared with inventory holding gains of $46 million and $57 million in the second quarter and first half of 2007. The increases in both periods were primarily due to higher oil and gas realizations. Partly offsetting these were higher charges for non-operating items (see below) and higher costs, primarily reflecting the impacts of sector-specific inflation, higher depreciation and higher production taxes. The results also included higher earnings from equity-accounted entities, primarily from TNK-BP due to higher prices and the effect of lagged tax reference prices.
The non-operating charge of $1,976 million in the second quarter primarily comprised fair value losses on embedded derivatives partly offset by the reversal of a previous impairment charge. In the first half, the net non-operating charge was $2,352 million with the most significant item being fair value losses on embedded derivatives partly offset by the reversal of certain provisions and the reversal of a previous impairment charge. The corresponding periods in 2007 contained net non-operating gains of $378 million and $1,135 million respectively. Additionally, in the second quarter, fair value accounting effects had an unfavourable impact of $373 million compared with an unfavourable impact of $74 million a year ago. For the first half, the unfavourable effect was $632 million compared with an unfavourable effect of $43 million a year ago. Information on fair value accounting effects is set out on page 12.
Reported production for the quarter was 2,500mboe/d for subsidiaries and 1,330mboe/d for equity-accounted entities, broadly flat with the second quarter of 2007. For subsidiaries, this reflects the continued ramp-up of production following the start-up of major projects in late 2007 and the first half of 2008, offset by the impact of lower entitlement in our production-sharing agreements (PSAs). We expect the quarterly phasing of underlying production for the group (before the impact of lower entitlement in our PSAs) during the year to reflect the normal seasonal effects associated with turnaround activity.
Reported production for the half year was 2,562mboe/d for subsidiaries and 1,309mboe/d for equity-accounted entities, broadly flat with the same period of the previous year.
During the second quarter, we had first production from the Taurt (BP 50% and operator) and Saqqara fields in Egypt. Saqqara is operated by the Gulf of Suez Petroleum Company, an equal joint venture between Egyptian General Petroleum Corporation and BP. In the Gulf of Mexico, we progressed the commissioning of Thunder Horse (BP 75% and operator) with production from the first well and on 3 July, first injection of water occurred at the Ursa waterflood project (BP 22.69%).
Also during the quarter, we had exploration success in the North Sea with the Kinnoull discovery (BP 77% and operator) and we acquired three exploration licences in the Canadian Beaufort Sea. On 28 July, we announced that BP and its co-venturers have received authorization to develop a series of deepwater oil discoveries in offshore Angola’s Block 31 (BP 26.67% and operator) where we have made 15 discoveries to date.
On 17 July, we announced that we have agreed to acquire Chesapeake Energy Corporation’s interests in approximately 90,000 net acres of leasehold and producing natural gas properties in the Arkoma Basin Woodford Shale play for $1.75 billion in cash.

Exploration and Production (continued)

Second quarter			First half
2007	2008	$ million	2008	2007

		Non-operating items
164	(2,082)	UK	(2,776)	316
(2)	—	Rest of Europe	—	531
178	(8)	US	(16)	171
38	114	Rest of World	440	117

378	(1,976)		(2,352)	1,135

		Fair value accounting effects(a)
(4)	(147)	UK	(130)	34
—	—	Rest of Europe	—	—
(71)	(236)	US	(378)	(77)
1	10	Rest of World	(124)	—

(74)	(373)		(632)	(43)

		Exploration expense
7	8	UK	100	27
—	—	Rest of Europe	—	—
54	47	US	119	131
94	63	Rest of World	192	153

155	118		411	311

		Liquids(b)
62.58	109.95	Average prices realized by BP(c)($/bbl)	100.66	57.96
1,320	1,260	Production for subsidiaries (mb/d) (net of royalties)	1,299	1,343
1,129	1,148	Production for equity-accounted entities (mb/d) (net of royalties)	1,132	1,105

		Natural gas
4.45	6.63	Average prices realized by BP(c)($/mcf)	6.25	4.66
6,945	7,194	Production for subsidiaries (mmcf/d) (net of royalties)	7,329	7,224
914	1,054	Production for equity-accounted entities (mmcf/d) (net of royalties)	1,027	955

		Total hydrocarbons(d)
44.97	75.39	Average prices realized by BP(c)($/boe)	68.85	42.97
2,517	2,500	Production for subsidiaries (mboe/d)	2,562	2,588
1,287	1,330	Production for equity-accounted entities (mboe/d)	1,309	1,269

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 4 and 12.

(b)	Crude oil and natural gas liquids.

(c)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)	Additional operating information is provided on pages 19, 22 and 23

Refining and Marketing

Second quarter			First half
2007	2008	$ million	2008	2007

63,960	98,206	Total revenues	175,069	117,124
3,983	4,430	Profit before interest and tax(a)	7,003	5,078

		By region:
1,002	124	UK	193	906
1,029	1,722	Rest of Europe	2,666	1,510
1,633	1,730	US	2,845	1,929
319	854	Rest of World	1,299	733

3,983	4,430		7,003	5,078

		Analysis of total revenues
11,587	19,684	Sale of crude oil through spot and term contracts	33,752	20,549
49,591	75,133	Marketing, spot and term sales of refined products	135,196	89,875
2,587	3,076	Other sales and operating revenues	5,557	6,317
195	313	Earnings from equity-accounted entities (after interest and tax), interest, and other revenues	564	383

63,960	98,206		175,069	117,124

		Mb/d
2,161	1,848	Sales of crude oil through spot term contracts	1,854	2,089
5,675	5,782	Marketing, spot and term sales of refined products	5,771	5,735

(a)	Includes profit after interest and tax of equity-accounted entities.
Refining and Marketing comprises Fuels Value Chains (FVC) and International Businesses. The FVCs include refineries, supply, logistics and marketing and trading activities. The International Businesses include lubricants, chemicals, LPG, aviation and marine fuels.
Total revenues for the second quarter were $98 billion compared with $64 billion for the same period in the prior year. Marketing, spot and term sales of refined products increased by $26 billion due to higher prices of around $22 billion, a positive foreign exchange impact of around $3 billion and higher volumes of around $1 billion. Sales of crude oil through spot term contracts increased by $8 billion due to higher prices of around $9 billion partly offset by lower volumes of around $1 billion.
Total revenues for the first half were $175 billion compared with $117 billion for the same period in the prior year. Marketing, spot and term sales of refined products increased by $45 billion due to higher prices of around $39 billion, a positive foreign exchange impact of around $5 billion and higher volumes of around $1 billion. Sales of crude oil through spot and term contracts increased by $13 billion due to higher prices of around $15 billion, partly offset by lower volumes of around $2 billion.
The profit before interest and tax for the second quarter and half year was $4,430 million and $7,003 million respectively. This included inventory holding gains of $3,891 million and $5,215 million respectively. The results in the equivalent periods of 2007 were $3,983 million and $5,078 million respectively and included inventory holding gains of $1,241 million and $1,532 million. The current-year results included a net non-operating charge primarily relating to restructuring of $99 million in the second quarter and a net non-operating gain of $510 million in the half year. A year ago, the results included net non-operating gains of $767 million and $538 million respectively. Fair value accounting effects had unfavourable impacts of $161 million for the current quarter and $60 million for the half year. A year ago, the impact was $337 million favourable for the quarter and $202 million unfavourable for the half year. Information on fair value accounting effects is set out on page 12.
Compared with 2007, both the second quarter and half-year results reflected the adverse impacts of significantly lower refining margins, particularly in the US. This more than offset the benefits of the underlying performance improvement of our US refining operations.
The FVCs were impacted by lower refining margins and continued to experience lower sales volumes and generally flat or reduced retail margins as a result of high fuel prices and lower demand. The average refining Global Indicator Margin (GIM) and BP’s actual refining margin for the second quarter and half year both remained significantly lower than in 2007.
Refining throughputs for the quarter and half year were 2,239mb/d and 2,202mb/d respectively, compared with 2,128mb/d and 2,180mb/d for the same periods last year. The higher throughputs were mainly from the recoveries at the Texas City and Whiting refineries, partially offset by the loss of throughput from the disposal of the Coryton refinery and a reduced interest in the Toledo refinery due to the Husky joint venture deal. Excluding portfolio impacts, the underlying improvement in throughputs in the second quarter was 13% year-on-year. Solomon refining availability continued to improve, reaching 88.3% in the second quarter.
Following the restoration of Whiting to its full clean fuel capacity of 360mb/d on 21 March, the Texas City refinery has successfully restored its full crude capacity and the majority of its economic capability. The residue hydrotreater at Texas City is being commissioned with the first train having started up in mid-July. We have also taken the final investment decision on the significant upgrading of the Whiting refinery, repositioning it to run more than 80% Canadian heavy crude oil.
We are making good progress with our focus on simplification and cost efficiency. The lubricants and aviation businesses are on track to reduce their geographical footprint, and the franchise model for our retail sites in the US is also progressing well. Through these changes, together with the implementation of the FVCs and the simplification of internal interfaces and processes, we are on track to deliver the anticipated reduction in headcount.
The International Businesses, in particular lubricants, continue to perform strongly in a challenging environment.
Refining margins in the third quarter to date remain lower than the second quarter and substantially below the 2007 level. Higher energy costs continue to impact refining earnings, more so in the US, offsetting the benefits from the continuing recovery of our US refining operations and availability. Refinery turnaround activities will be higher in the third quarter than in the second. Our marketing businesses continue to be impacted by the slowing of the OECD economies and the effects of high and rising wholesale prices. The current volatile pricing environment is also proving challenging for our supply optimization activities.

Refining and Marketing (continued)

Second quarter			First half
2007	2008	$ million	2008	2007
		Non-operating items
844	(10)	UK	(59)	681
(44)	(32)	Rest of Europe	(117)	(56)
170	(16)	US	758	112
(203)	(41)	Rest of World	(72)	(199)

767	(99)		510	538

		Fair value accounting effects(a)
83	(177)	UK	(181)	(98)
48	(59)	Rest of Europe	(23)	(117)
174	53	US	148	9
32	22	Rest of World	(4)	4

337	(161)		(60)	(202)

		Refinery throughputs (mb/d)
123	—	UK	—	136
700	753	Rest of Europe	764	670
996	1,189	US	1,133	1,074
309	297	Rest of World	305	300

2,128	2,239	Total throughput	2,202	2,180

82.7	88.3	Refining availability (%)(b)	88.1	82.2

		Oil sales volumes (mb/d)
		Refined products
343	315	UK	318	339
1,271	1,236	Rest of Europe	1,240	1,258
1,579	1,498	US	1,477	1,571
615	716	Rest of World	704	620

3,808	3,765	Total marketing sales	3,739	3,788
1,867	2,017	Trading/supply sales	2,032	1,947

5,675	5,782	Total refined product sales	5,771	5,735
2,161	1,848	Crude oil	1,854	2,089

7,836	7,630	Total oil sales	7,625	7,824

		Global Indicator Refining Margin ($/bbl)(c)
7.12	7.46	NWE	6.12	5.65
24.46	8.59	USGC	7.40	17.34
26.05	6.53	Midwest	3.82	16.89
22.71	9.94	USWC	7.92	22.46
6.01	9.41	Singapore	7.09	5.43
16.66	8.19	Average	6.38	13.07

		Chemicals production (kte)
246	164	UK	425	502
655	657	Rest of Europe	1,365	1,403
1,047	1,022	US	2,058	2,123
1,497	1,598	Rest of World	3,129	3,017

3,445	3,441	Total production	6,977	7,045

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 4 and 12.

(b)	Refining Solomon availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available.

(c)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the actual margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Other businesses and corporate

Second quarter			First half
2007	2008	$ million	2008	2007
976	1,255	Total revenues	2,447	1,868
(171)	(301)	Profit (loss) before interest and tax(a)	(494)	(268)

		By region:
(29)	(119)	UK	(238)	(55)
(8)	(29)	Rest of Europe	(29)	13
(127)	(172)	US	(304)	(259)
(7)	19	Rest of World	77	33

(171)	(301)		(494)	(268)

		Results include:
		Non-operating items
(15)	(41)	UK	(47)	(15)
—	(47)	Rest of Europe	(60)	28
7	(33)	US	(82)	13
—	(2)	Rest of World	(15)	—

(8)	(123)		(204)	26

(a)	Includes profit after interest and tax of equity-accounted entities.
Other businesses and corporate comprises the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents) and corporate activities worldwide.
The loss before interest and tax for the second quarter was $301 million, compared with a loss of $171 million a year ago. This included inventory holding gains of $13 million and $2 million respectively. For the half year, the loss before interest and tax was $494 million, compared with $268 million a year ago. This included inventory holding gains of $33 million and $3 million respectively.
The net non-operating charge for the second quarter and half year was $123 million and $204 million, respectively. The second-quarter loss included a $75 million restructuring charge and a net charge of $48 million for impairment and other provisions. The prior year included a net non-operating charge of $8 million in the second quarter and a net gain of $26 million in the half year.
Following the first-quarter announcement that Alternative Energy and Dominion had entered into a joint venture to develop a wind farm in Indiana, construction of the Fowler Ridge installation commenced in May. As previously announced, we formed a joint venture with NRG Energy, Inc. for the development and operation of the Sherbino Mesa wind farm in Texas.
In June, we initiated a further wind project, Flat Ridge in Kansas, a partnership with Westar Energy, Inc. and on 30 June, we acquired the Whiting Clean Energy facility, a 525MW natural-gas fired combined-cycle cogeneration power plant, from NiSource, Inc.

	Second quarter
	2008	2007
Wind — net rated capacity as at period end (megawatts)(a)	172	32
Solar — cell production capacity as at period end (megawatts)(b)	255	201

(a)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The equivalent capacities on a gross-JV basis (which includes 100% of the capacity of equity-accounted entities where BP has partial ownership) are 373MW as at the second quarter of 2008 and 32MW as at the second quarter last year.

(b)	Solar capacity is the theoretical cell production capacity per annum of in-house manufacturing facilities.

Non-GAAP information on fair value accounting effects

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis, respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
BP enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table on page 4 and are non-GAAP. A reconciliation to GAAP information is set out below.
Reconciliation of non-GAAP information

Second quarter			First half
2007	2008	$ million	2008	2007
		Exploration and Production
7,239	11,192	Profit before interest and tax adjusted for fair value accounting effects	21,505	13,525
(74)	(373)	Impact of fair value accounting effects	(632)	(43)

7,165	10,819	Profit before interest and tax	20,873	13,482

		Refining and Marketing
3,646	4,591	Profit before interest and tax adjusted for fair value accounting effects	7,063	5,280
337	(161)	Impact of fair value accounting effects	(60)	(202)

3,983	4,430	Profit before interest and tax	7,003	5,078

Principal risks and uncertainties

The principal risks and uncertainties for the remaining six months of the year are described in the Risk Factors section on pages 8 and 9 of BP’s Annual Report on Form-20-F for the year ended 31 December 2007 filed with the Securities and Exchange Commission. Information in relation to our investment in TNK-BP is included in Note 9 on page 30 of this Form 6-K.
FORWARD-LOOKING STATEMENTS
In order to utilize the ‘Safe Harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This report on Form 6-K contains certain forward-looking statements with respect to capital expenditure, expected phasing of underlying production, results of simplification and cost efficiency measures, refinery turnaround activities, the continuing impact of higher energy costs on refining earnings, of slowing OECD economies and high and rising wholesale prices on the marketing businesses as well as the impact of a volatile pricing environment on supply optimization activities. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘may’, ‘objective’, ‘believes’ or similar expressions. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise non-success of partnering; the actions of competitors; natural disasters and severe adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this report. In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Group income statement

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
71,872	108,747	Sales and other operating revenues	196,492	133,179
910	1,752	Earnings from jointly controlled entities — after interest and tax	2,727	1,243
173	251	Earnings from associates — after interest and tax	476	336
128	153	Interest and other revenues	431	361

73,083	110,903	Total revenues (Note 4)	200,126	135,119
1,309	79	Gains on sale of businesses and fixed assets	1,004	1,989

74,392	110,982	Total revenues and other income	201,130	137,108

49,983	77,317	Purchases	139,117	92,643
6,276	7,408	Production and manufacturing expenses	14,207	12,028
827	2,299	Production and similar taxes (Note 5)	3,908	1,574
2,535	2,850	Depreciation, depletion and amortization	5,632	5,054
455	23	Impairment and losses on sale of businesses and fixed assets	63	678
155	118	Exploration expense	411	311
3,565	3,977	Distribution and administration expenses	7,873	7,022
(283)	2,081	Fair value (gain) loss on embedded derivatives	2,771	(438)

10,879	14,909	Profit before interest and taxation	27,148	18,236
317	381	Finance costs (Note 6)	787	648
(162)	(160)	Net finance income relating to pensions and other post-retirement benefits (Note 7)	(320)	(322)

10,724	14,688	Profit before taxation	26,681	17,910
3,283	5,100	Taxation	9,510	5,723

7,441	9,588	Profit for the period	17,171	12,187

		Attributable to:
7,376	9,465	BP shareholders	16,916	12,040
65	123	Minority interest	255	147

7,441	9,588		17,171	12,187

		Earnings per share — cents (Note 10)
		Profit for the period attributable to BP shareholders
38.37	50.27	Basic	89.74	62.43
38.18	49.80	Diluted	88.92	62.12

Group balance sheet

	30 June	31 December
	2008	2007
	$ million
Non-current assets
Property, plant and equipment	101,787	97,989
Goodwill	11,016	11,006
Intangible assets	7,386	6,652
Investments in jointly controlled entities	24,883	18,113
Investments in associates	4,601	4,579
Other investments	1,981	1,830

Fixed assets	151,654	140,169
Loans	1,057	999
Other receivables	958	968
Derivative financial instruments	12,077	3,741
Prepayments	1,128	1,083
Defined benefit pension plan surplus	9,086	8,914

	175,960	155,874

Current assets
Loans	173	165
Inventories	35,182	26,554
Trade and other receivables	48,482	38,020
Derivative financial instruments	16,075	6,321
Prepayments	4,153	3,589
Current tax receivable	195	705
Cash and cash equivalents	3,593	3,562

	107,853	78,916
Assets classified as held for sale	—	1,286

	107,853	80,202

Total assets	283,813	236,076

Current liabilities
Trade and other payables	54,029	43,152
Derivative financial instruments	15,593	6,405
Accruals	7,019	6,640
Finance debt	16,638	15,394
Current tax payable	5,681	3,282
Provisions	2,080	2,195

	101,040	77,068
Liabilities directly associated with the assets classified as held for sale	—	163

	101,040	77,231

Non-current liabilities
Other payables	2,821	1,251
Derivative financial instruments	15,116	5,002
Accruals	882	959
Finance debt	13,551	15,651
Deferred tax liabilities	20,935	19,215
Provisions	13,447	12,900
Defined benefit pension plan and other post-retirement benefit plan deficits	9,567	9,215

	76,319	64,193

Total liabilities	177,359	141,424

Net assets	106,454	94,652

Equity
BP shareholders’ equity	105,356	93,690
Minority interest	1,098	962

	106,454	94,652

Group statement of recognized income and expense

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
621	255	Currency translation differences	1,033	795
(128)	—	Exchange gain on translation of foreign operations transferred to gain on sale of businesses and fixed assets	—	(147)
6	322	Available-for-sale investments marked to market	131	(103)
—	—	Available-for-sale investments — recycled to the income statement	(5)	—
13	49	Cash flow hedges marked to market	123	41
(21)	1	Cash flow hedges — recycled to the income statement	(1)	(81)
—	(18)	Cash flow hedges — recycled to the balance sheet	(41)	(7)
105	107	Taxation	(11)	28

596	716	Net income (expense) recognized directly in equity	1,229	526
7,441	9,588	Profit for the period	17,171	12,187

8,037	10,304	Total recognized income and expense for the period	18,400	12,713

		Attributable to:
7,967	10,182	BP shareholders	18,142	12,545
70	122	Minority interest	258	168

8,037	10,304		18,400	12,713

Movement in shareholders’ equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Currency translation differences (net of tax)	1,093	3	1,096
Available-for-sale investments (net of tax)	161	—	161
Cash flow hedges (net of tax)	76	—	76
Tax on share-based payments	(104)	—	(104)
Profit for the period	16,916	255	17,171

Total recognized income and expense for the period	18,142	258	18,400

Dividends	(5,099)	(122)	(5,221)
Repurchase of ordinary share capital	(1,796)	—	(1,796)
Share-based payments	419	—	419

At 30 June 2008	105,356	1,098	106,454

Group cash flow statement

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
		Operating activities
10,724	14,688	Profit before taxation	26,681	17,910
		Adjustments to reconcile profits before tax to net cash provided by operating activities
60	44	Exploration expenditure written off	228	115
2,535	2,850	Depreciation, depletion and amortization	5,632	5,054
(854)	(56)	Impairment and (gain) loss on sale of businesses and fixed assets	(941)	(1,311)
(1,083)	(2,003)	Earnings from jointly controlled entities and associates	(3,203)	(1,579)
813	512	Dividends received from jointly controlled entities and associates	1,899	1,042
(6,109)	(9,317)	Working capital and other movements	(12,684)	(7,167)

6,086	6,718	Net cash provided by operating activities	17,612	14,064

		Investing activities
(4,334)	(4,713)	Capital expenditure	(9,148)	(7,979)
(111)	(209)	Acquisitions, net of cash acquired	(209)	(1,198)
(12)	(247)	Investment in jointly controlled entities	(613)	(21)
(65)	(3)	Investment in associates	(7)	(109)
836	59	Proceeds from disposal of fixed assets	335	1,146
1,905	—	Proceeds from disposal of businesses, net of cash disposed	—	2,513
33	212	Proceeds from loan repayments	334	78
374	—	Other	—	374

(1,374)	(4,901)	Net cash (used in) provided by investing activities	(9,308)	(5,196)

		Financing activities
(1,918)	(928)	Net repurchase of shares	(1,817)	(4,320)
1,513	655	Proceeds from long-term financing	2,832	2,871
(93)	(1,654)	Repayments of long-term financing	(2,191)	(1,227)
(1,499)	1,516	Net increase (decrease) in short-term debt	(1,908)	(2,057)
(1,983)	(2,545)	Dividends paid — BP shareholders	(5,099)	(3,984)
(71)	(86)	— Minority interest	(122)	(135)

(4,051)	(3,042)	Net cash (used in) provided by financing activities	(8,305)	(8,852)

26	(2)	Currency translation differences relating to cash and cash equivalents	32	37

687	(1,227)	Increase (decrease) in cash and cash equivalents	31	53
1,956	4,820	Cash and cash equivalents at beginning of period	3,562	2,590

2,643	3,593	Cash and cash equivalents at end of period	3,593	2,643

Group cash flow statement

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
		Working capital and other movements
(93)	(118)	Interest receivable	(215)	(188)
103	110	Interest received	209	188
317	381	Finance costs	787	648
(335)	(396)	Interest paid	(762)	(668)
(162)	(160)	Net finance income relating to pensions and other post-retirement benefits	(320)	(322)
107	173	Share-based payments	238	182
(31)	46	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	163	(118)
(257)	(40)	Net charge for provisions, less payments	(205)	(414)
(683)	(8,485)	(Increase) decrease in inventories	(7,942)	(1,331)
(621)	(18,626)	(Increase) decrease in other current and non-current assets	(28,470)	2,518
(2,429)	21,219	Increase (decrease) in other current and non-current liabilities	29,214	(4,429)
(2,025)	(3,421)	Income taxes paid	(5,381)	(3,233)

(6,109)	(9,317)		(12,684)	(7,167)

Capital expenditure and acquisitions

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
		By business

		Exploration and Production
198	256	UK	481	420
108	165	Rest of Europe	333	195
1,542	1,801	US	3,016	2,609
1,886	1,727	Rest of World (a)	6,121	3,533

3,734	3,949		9,951	6,757

		Refining and Marketing
90	77	UK	130	160
266	379	Rest of Europe (b)	595	1,476
380	662	US (a)	2,959	649
118	126	Rest of World	228	198

854	1,244		3,912	2,483

		Other businesses and corporate
34	45	UK	116	78
3	12	Rest of Europe	25	12
63	463	US	730	114
8	89	Rest of World	113	12

108	609		984	216

4,696	5,802		14,847	9,456

		By geographical area
322	378	UK	727	658
377	556	Rest of Europe	953	1,683
1,985	2,926	US	6,705	3,372
2,012	1,942	Rest of World	6,462	3,743

4,696	5,802		14,847	9,456

		Included above:
332	324	Acquisitions and asset exchanges (a)(b)	2,288	1,445

(a)	First half 2008 includes capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,904 million in Refining and Marketing relating to the formation of an integrated North American oil sands business. Second quarter 2008 includes $111 million in Refining and Marketing reflecting closing adjustments relating to this transaction. For further information see Note 3.

(b)	First half 2007 includes $1,132 million for the acquisition of Chevron’s Netherlands manufacturing company.
Exchange rates

Second quarter			First half
2007	2008		2008	2007

1.99	1.97	US dollar/sterling average rate for the period	1.97	1.97
2.00	1.99	US dollar/sterling period-end rate	1.99	2.00
1.35	1.56	US dollar/euro average rate for the period	1.53	1.33
1.35	1.58	US dollar/euro period-end rate	1.58	1.35

Analysis of profit before interest and tax

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
		By business

		Exploration and Production
1,105	(124)	UK	799	2,227
183	350	Rest of Europe	626	910
2,204	3,639	US	6,729	3,944
3,673	6,954	Rest of World	12,719	6,401

7,165	10,819		20,873	13,482

		Refining and Marketing
1,002	124	UK	193	906
1,029	1,722	Rest of Europe	2,666	1,510
1,633	1,730	US	2,845	1,929
319	854	Rest of World	1,299	733

3,983	4,430		7,003	5,078

		Other businesses and corporate
(29)	(119)	UK	(238)	(55)
(8)	(29)	Rest of Europe	(29)	13
(127)	(172)	US	(304)	(259)
(7)	19	Rest of World	77	33

(171)	(301)		(494)	(268)

10,977	14,948		27,382	18,292
(98)	(39)	Consolidation adjustment	(234)	(56)

10,879	14,909	Total for period	27,148	18,236

		By geographical area
2,080	(120)	UK	753	3,078
1,213	2,065	Rest of Europe	3,228	2,458
3,622	5,144	US	9,070	5,554
3,964	7,820	Rest of World	14,097	7,146

10,879	14,909	Total for period	27,148	18,236

Analysis of non-operating items

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
		By business

		Exploration and Production
102	111	Impairment and gain (loss) on sale of businesses and fixed assets	132	707
—	(5)	Environmental and other provisions	(5)	—
—	—	Restructuring, integration and rationalization costs	(44)	—
276	(2,082)	Fair value gain (loss) on embedded derivatives	(2,766)	428
—	—	Other	331	—

378	(1,976)		(2,352)	1,135

		Refining and Marketing
767	(13)	Impairment and gain (loss) on sale of businesses and fixed assets	801	588
—	—	Environmental and other provisions	—	—
—	(86)	Restructuring, integration and rationalization costs	(291)	—
—	—	Fair value gain (loss) on embedded derivatives	—	—
—	—	Other	—	(50)

767	(99)		510	538

		Other businesses and corporate
(15)	(42)	Impairment and gain (loss) on sale of businesses and fixed assets	8	16
—	—	Environmental and other provisions	—	—
—	(75)	Restructuring, integration and rationalization costs	(133)	—
7	1	Fair value gain (loss) on embedded derivatives	(5)	10
—	(7)	Other	(74)	—

(8)	(123)		(204)	26

1,137	(2,198)	Total before taxation	(2,046)	1,699
(347)	770	Taxation credit (charge) (a)	714	(539)

790	(1,428)	Total after taxation for period	(1,332)	1,160

(a)	Tax on non-operating items is calculated using the quarter’s effective tax rate on group profit.

Realizations and marker prices

Second quarter			First half
2007	2008		2008	2007

		Average realizations (a)
		Liquids ($/bbl) (b)
63.82	128.56	UK	111.49	59.47
59.42	101.88	US	95.23	55.57
64.76	111.23	Rest of World	101.58	59.36
62.58	109.95	BP Average	100.66	57.96

		Natural gas ($/mcf)
4.84	8.39	UK	8.21	6.19
5.94	8.76	US	7.74	5.85
3.56	5.26	Rest of World	5.11	3.74
4.45	6.63	BP Average	6.25	4.66

		Average oil marker prices ($/bbl)
68.76	121.18	Brent	109.05	63.22
64.89	123.81	West Texas Intermediate	111.14	61.53
65.77	123.61	Alaska North Slope US West Coast	110.40	60.86
62.16	116.82	Mars	104.17	57.76
65.03	117.47	Urals (NWE — cif)	105.50	59.65
39.56	63.15	Russian domestic oil	55.01	33.48

		Average natural gas marker prices
7.55	10.94	Henry Hub gas price ($/mmbtu) (c)	9.49	7.16
20.24	60.72	UK Gas — National Balancing Point (p/therm)	56.86	21.31

(a)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.

Operating information

Second quarter			First half
2007	2008		2008	2007

		Liquids production for subsidiaries (a)(c) (mb/d) (net of royalties)
218	186	UK	188	227
43	40	Rest of Europe	42	52
532	534	US	544	529
527	500	Rest of World	525	535

1,320	1,260		1,299	1,343

		Natural gas production for subsidiaries(c) (mmcf/d) (net of royalties)
731	723	UK	847	818
22	21	Rest of Europe	23	32
2,165	2,140	US	2,144	2,164
4,027	4,310	Rest of World	4,315	4,210

6,945	7,194		7,329	7,224

		Total production for subsidiaries (b) (c) (mboe/d) (net of royalties)
344	311	UK	335	368
47	43	Rest of Europe	46	57
905	903	US	914	902
1,221	1,243	Rest of World	1,267	1,260

2,517	2,500		2,562	2,588

		Equity-accounted entitites (BP share)
1,287	1,330	Total production (b) (mboe/d) (net of royalties)	1,309	1,269

(a)	Crude oil and natural gas liquids.

(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c)	Because of rounding, some totals may not agree exactly with the sum of their component parts.

Notes

1.	Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.
The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2007 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.
BP prepares its consolidated financial statements included within its Annual Report on Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report on Form 20-F for the year ended 2008, which do not differ significantly from those used in the Annual Report on Form 20-F for the year ended 31 December 2007.
2.	Resegmentation and other changes to comparatives

(a)	Resegmentation
On 11 October 2007, we announced our intention to simplify the organizational structure of BP. From 1 January 2008, there are only two business segments — Exploration and Production and Refining and Marketing. A separate business, Alternative Energy, handles BP’s low-carbon businesses and future growth options outside oil and gas. This includes solar, wind, gas-fired power, hydrogen, biofuels and coal conversion.
As a result, and with effect from 1 January 2008:
•	The Gas, Power and Renewables segment ceased to report separately.

•	The natural gas liquids (NGLs), liquefied natural gas and gas and power marketing and trading businesses were transferred from the Gas, Power and Renewables segment to the Exploration and Production segment.

•	The Alternative Energy business was transferred from the Gas, Power and Renewables segment to Other businesses and corporate.

•	The Emerging Consumers Marketing Unit was transferred from Refining and Marketing to Alternative Energy.

•	The Biofuels business was transferred from Refining and Marketing to Alternative Energy.

•	The Shipping business was transferred from Refining and Marketing to Other businesses and corporate.
As a result of the transfers identified above, Other businesses and corporate has been redefined. It now consists of the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents) and corporate activities worldwide.

Notes

2.	Resegmentation and other changes to comparatives (continued)

	Resegmented		As reported
	First	Second	First	Second
	half	quarter	half	quarter
	2007	2007	2007	2007

$ million
Total revenues
Exploration and Production	18,170	9,028	8,910	4,483
Refining and Marketing	115,735	63,438	116,013	63,570
Gas, Power and Renewables	—	—	9,746	4,824
Other businesses and corporate	1,214	617	450	206

Total third party revenues	135,119	73,083	135,119	73,083

Profit before interest and tax
Exploration and Production	13,482	7,165	12,948	6,894
Refining and Marketing	5,078	3,983	5,110	3,981
Gas, Power and Renewables	—	—	441	235
Other businesses and corporate	(268)	(171)	(277)	(162)

	18,292	10,977	18,222	10,948

Consolidation adjustment	(56)	(98)	14	(69)

Profit before interest and tax	18,236	10,879	18,236	10,879

(b)	Revised income statement presentation
We have implemented a minor change in the presentation of the group income statement whereby the unwinding of the discount on provisions and on other payables is now included within finance costs. Previously, this was included within other finance income or expense. This line item has now been renamed net finance income or expense relating to pensions and other post-retirement benefits. This change does not affect profit before interest and taxation, profit before taxation or profit for the period. The financial information for comparative periods shows the revised presentation, as set out below.

	First	Second
	half	quarter
	2007	2007

As reported
$ million
Profit before interest and taxation	18,236	10,879
Finance costs	515	251
Other finance income	(189)	(96)

Profit before taxation	17,910	10,724

As amended
$ million
Profit before interest and taxation	18,236	10,879
Finance costs	648	317
Net finance income relating to pensions and other post-retirement benefits	(322)	(162)

Profit before taxation	17,910	10,724

Notes

2.	Resegmentation and other changes to comparatives (continued)

(c)	Revised definition of net debt
Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis.

First half
and
second
quarter
2007
As reported
$ million
Net debt	21,111
Equity	89,423

Ratio of net debt to net debt plus equity	19%

As amended
$ million
Net debt	20,732
Equity	89,423

Ratio of net debt to net debt plus equity	19%

Notes

3.	Significant transaction in the first half
In December 2007, BP signed a memorandum of understanding with Husky Energy Inc. to form an integrated North American oil sands business. The transaction was completed on 31 March 2008, with BP contributing its Toledo refinery to a US jointly controlled entity to which Husky contributed $250 million cash and a payable of $2,590 million. In Canada, Husky contributed its Sunrise field to a second jointly controlled entity, with BP contributing $250 million in cash and a payable of $2,290 million. The Toledo refinery assets and associated liabilities were classified as a disposal group held for sale at 31 December 2007.
Both jointly controlled entities are owned 50:50 by BP and Husky and are accounted for using the equity method.
The amounts set out below reflect the initial recording of the transaction at 31 March 2008 and subsequent closing adjustments.

$ million

Income statement
Gains on sale of businesses and fixed assets	806

Profit before taxation	806
Taxation	345

Profit for the period	461

Balance sheet
Non-current assets — investments in jointly controlled entities	4,752
Current liabilities — trade and other payables	266
Non-current liabilities
Other payables	2,024
Deferred tax liabilities	653

2,677

Total liabilities	2,943

Net assets	1,809

Cash flow statement
Investment in jointly controlled entities	(250)

Capital expenditure and acquisitions
Exploration and Production	2,848
Refining and Marketing	1,904

4,752

Including acquisitions and asset exchanges:	1,904

During the second quarter, equity-accounted earnings from these jointly controlled entities amounted to $145 million.
BP purchased refined products from the Toledo jointly controlled entity during the second quarter amounting to $1,551 million. In addition, BP purchased crude oil from third parties which it sold to the Toledo jointly controlled entity under an agency agreement. The fees earned by BP for this service, and the total amounts receivable and payable at 30 June 2008 under these arrangements, were not significant. BP will also purchase refinery feedstocks from the Sunrise jointly controlled entity once production commences, which is expected in 2012.

Notes

4.	Total revenues

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
		By business
17,002	26,294	Exploration and Production	50,359	33,349
63,960	98,206	Refining and Marketing	175,069	117,124
976	1,255	Other businesses and corporate	2,447	1,868

81,938	125,755		227,875	152,341

		Less: sales between businesses
7,974	13,485	Exploration and Production	25,704	15,179
522	960	Refining and Marketing	1,229	1,389
359	407	Other businesses and corporate	816	654

8,855	14,852		27,749	17,222

		Third party revenues
9,028	12,809	Exploration and Production	24,655	18,170
63,438	97,246	Refining and Marketing	173,840	115,735
617	848	Other businesses and corporate	1,631	1,214

73,083	110,903	Total third party revenues	200,126	135,119

		By geographical area
27,630	48,202	UK	85,099	51,730
19,219	27,806	Rest of Europe	51,463	35,875
26,923	39,157	US	70,888	50,073
19,314	33,263	Rest of World	60,120	36,658

93,086	148,428		267,570	174,336
20,003	37,525	Less: sales between areas	67,444	39,217

73,083	110,903		200,126	135,119

5.	Production and similar taxes

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
—	68	UK	225	67
827	2,231	Overseas	3,683	1,507

827	2,299		3,908	1,574

6.	Finance costs

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
345	316	Interest payable	698	692
(94)	(44)	Capitalized	(89)	(177)
66	74	Unwinding of discount on provisions	143	133
—	35	Unwinding of discount on other payables	35	—

317	381		787	648

Notes

7.	Net finance income relating to pensions and other post-retirement benefits

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
546	612	Interest on pension and other post-retirement benefit plan liabilities	1,224	1,084
(708)	(772)	Expected return on pension and other post-retirement benefit plan assets	(1,544)	(1,406)

(162)	(160)		(320)	(322)

8.	Analysis of changes in net debt

Second quarter			First half
2007	2008		2008	2007
$ million			$ million
		Opening balance
23,728	29,871	Finance debt	31,045	24,010
1,956	4,820	Less: Cash and cash equivalents	3,562	2,590
328	1,234	Less: FV asset (liability) of hedges related to finance debt	666	298

21,444	23,817	Opening net debt	26,817	21,122

		Closing balance
23,754	30,189	Finance debt	30,189	23,754
2,643	3,593	Less: Cash and cash equivalents	3,593	2,643
379	900	Less: FV asset (liability) of hedges related to finance debt	900	379

20,732	25,696	Closing net debt	25,696	20,732

712	(1,879)	Decrease (increase) in net debt	1,121	390

661	(1,225)	Movement in cash and cash equivalents (excluding exchange adjustments)	(1)	16
79	(517)	Net cash outflow (inflow) from financing (excluding share capital)	1,267	413
(13)	(114)	Other movements	(121)	(24)

727	(1,856)	Movement in net debt before exchange effects	1,145	405
(15)	(23)	Exchange adjustments	(24)	(15)

712	(1,879)	Decrease (increase) in net debt	1,121	390

Net debt has been redefined, for further information see Note 2. Amounts for comparative periods are presented on a consistent basis.

Notes

9.	TNK-BP operational and financial information

Second quarter			First half
2007	2008		2008	2007

		Production (Net of royalties) (BP share)
837	825	Crude oil (mb/d)	821	835
441	546	Natural gas (mmcf/d)	529	503
913	919	Total hydrocarbons (mboe/d)(a)	913	922

$ million			$ million

		Income statement (BP share)
1,016	2,026	Profit before interest and tax	3,235	1,372
(64)	(56)	Finance costs	(132)	(126)
(188)	(524)	Taxation	(855)	(291)
(78)	(95)	Minority interest	(153)	(107)

686	1,351	Net Income	2,095	848

		Cash Flow
500	—	Dividends received	1,200	500

	30 June	31 December
Balance Sheet	2008	2007
Investments in jointly controlled entities	9,712	8,817

A number of differences have arisen between BP and Alfa, Access/Renova group (AAR), the shareholders of TNK-BP Limited. These differences include disputes with regard to the provision of services by BP specialists to the TNK-BP group, the employment of non-Russian nationals by the TNK-BP group, the board of director nomination process for certain subsidiaries of the TNK-BP group, including TNK-BP Holding, and the tenure of TNK-BP’s chief executive officer, Robert (Bob) Dudley. AAR has been reported as stating that it intends to initiate legal proceedings with regard to certain of these matters. In addition, a minority shareholder in TNK-BP Holding has filed a suit in Russia against certain subsidiaries of TNK-BP and BP Exploration Services Limited alleging that an agreement for BP specialists to provide services to the TNK-BP group is invalid and demanding repayment of sums paid to BP for such services. On 23 July, the court ruled in favour of the minority shareholder on the validity issue. BP expects to appeal this decision. A ruling on the claim for repayment has been postponed pending the outcome of such appeal. On 24 July, Mr Dudley announced his decision to leave Russia temporarily. He will continue as TNK-BP’s chief executive officer. TNK-BP and certain executives, including Mr Dudley, as well as certain BP group companies, are also the subject of a number of tax, labour and other regulatory investigations in Russia.
BP continues to work to resolve these matters. However, currently, it is not possible to predict the ultimate outcome if these matters remain unresolved.

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels

Notes

10.	Earnings per share

Basic earnings per ordinary share amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes treasury shares and the shares held by the Employee Share Ownership Plans.

For the diluted earnings per share calculation the weighted average number of shares outstanding during the period is adjusted for number of shares that would be issued on conversion of outstanding share options into ordinary shares using the treasury stock method.

Second quarter			First half
2007	2008		2008	2007
$ million			$ million

7,376	9,465	Profit for the period attributable to BP shareholders	16,916	12,040
1	1	Less: dividend requirements on preference shares	1	1

7,375	9,464	Profit attributable to BP ordinary shareholders	16,915	12,039

shares thousands			shares thousands

19,186,461	18,823,515	Basic weighted average number of ordinary shares	18,849,504	19,284,938
80,405	191,495	Potential dilutive effect of ordinary shares issuable under employee share schemes	172,496	94,366

19,266,866	19,015,010		19,022,000	19,379,304

11.	Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100%-owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group’s share of income related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

Notes

11.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Income statement	(Alaska) Inc.	BP p.l.c.	subsidiaries	reclassifications	group
	$ million
First half 2008
Sales and other operating revenues	4,103	—	196,492	(4,103)	196,492
Earnings from jointly controlled entities — after interest and tax	—	—	2,727	—	2,727
Earnings from associates — after interest and tax	—	—	476	—	476
Equity-accounted income of subsidiaries — after interest and tax	421	17,018	—	(17,439)	—
Interest and other revenues	271	52	260	(152)	431

Total revenues	4,795	17,070	199,955	(21,694)	200,126
Gains on sale of businesses and fixed assets	—	—	1,004	—	1,004

Total revenues and other income	4,795	17,070	200,959	(21,694)	201,130
Purchases	576	—	142,644	(4,103)	139,117
Production and manufacturing expenses	501	—	13,706	—	14,207
Production and similar taxes	1,308	—	2,600	—	3,908
Depreciation, depletion amortization	176	—	5,456	—	5,632
Impairment and losses on sale of businesses and fixed assets	—	—	63	—	63
Exploration expense	—	—	411	—	411
Distribution and administration expenses	12	500	7,387	(26)	7,873
Fair value (gain) loss on embedded derivatives	—	—	2,771	—	2,771

Profit before interest and taxation	2,222	16,570	25,921	(17,565)	27,148
Finance costs	—	100	813	(126)	787
Net finance income relating to pensions and other post-retirement benefits	76	(442)	46	—	(320)

Profit before taxation	2,146	16,912	25,062	(17,439)	26,681
Taxation	665	(4)	8,849	—	9,510

Profit for the period	1,481	16,916	16,213	(17,439)	17,171

Attributable to:
BP shareholders	1,481	16,916	15,958	(17,439)	16,916
Minority interest	—	—	255	—	255

Profit for the period	1,481	16,916	16,213	(17,439)	17,171

Notes

11.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Income statement	(Alaska) Inc.	BP p.l.c.	subsidiaries	reclassifications	group
	$ million
First half 2007
Sales and other operating revenues	2,114	—	133,179	(2,114)	133,179
Earnings from jointly controlled entities — after interest and tax	—	—	1,243	—	1,243
Earnings from associates — after interest and tax	—	—	336	—	336
Equity-accounted income of subsidiaries — after interest and tax	356	12,288	—	(12,644)	—
Interest and other revenues	388	258	407	(692)	361

Total revenues	2,858	12,546	135,165	(15,450)	135,119
Gains on sale of businesses and fixed assets	1	—	1,988	—	1,989

Total revenues and other income	2,859	12,546	137,153	(15,450)	137,108
Purchases	300	—	94,457	(2,114)	92,643
Production and manufacturing expenses	450	—	11,578	—	12,028
Production and similar taxes	269	—	1,305	—	1,574
Depreciation, depletion and amortization	185	—	4,869	—	5,054
Impairment and losses on sale of businesses and fixed assets	—	—	678	—	678
Exploration expense	—	—	311	—	311
Distribution and administration expenses	10	279	6,756	(23)	7,022
Fair value (gain) loss on embedded derivatives	—	—	(438)	—	(438)

Profit before interest and taxation	1,645	12,267	17,637	(13,313)	18,236
Finance costs	—	434	883	(669)	648
Net finance income relating to pensions and other post-retirement benefits	7	(404)	75	—	(322)
Profit before taxation	1,638	12,237	16,679	(12,644)	17,910
Taxation	501	197	5,025	—	5,723

Profit for the period	1,137	12,040	11,654	(12,644)	12,187

Attributable to:
BP shareholders	1,137	12,040	11,507	(12,644)	12,040
Minority interest	—	—	147	—	147

Profit for the period	1,137	12,040	11,654	(12,644)	12,187

Notes

11.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Balance sheet	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassifications	group
	$ million
At 30 June 2008 Non-current assets
Property, plant and equipment	6,594	—	95,193	—	101,787
Goodwill	—	—	11,016	—	11,016
Intangible assets	241	—	7,145	—	7,386
Investments in jointly controlled entities	—	—	24,883	—	24,883
Investments in associates	—	2	4,599	—	4,601
Other investments	—	—	1,981	—	1,981
Subsidiaries — equity-accounted basis	3,538	127,665	—	(131,203)	—

Fixed assets	10,373	127,667	144,817	(131,203)	151,654
Loans	4,482	1,190	1,263	(5,878)	1,057
Other receivables	—	—	958	—	958
Derivative financial instruments	—	—	12,077	—	12,077
Prepayments	—	—	1,128	—	1,128
Defined benefit pension plan surplus	—	7,464	1,622	—	9,086

	14,855	136,321	161,865	(137,081)	175,960

Current assets
Loans	—	—	173	—	173
Inventories	121	—	35,061	—	35,182
Trade and other receivables	14,320	145	54,586	(20,569)	48,482
Derivative financial instruments	—	—	16,075	—	16,075
Prepayments	91	—	4,062	—	4,153
Current tax receivable	—	—	195	—	195
Cash and cash equivalents	(10)	24	3,579	—	3,593

	14,522	169	113,731	(20,569)	107,853

Total assets	29,377	136,490	275,596	(157,650)	283,813

Current liabilities
Trade and other payables	5,096	2,784	66,718	(20,569)	54,029
Derivative financial instruments	—	—	15,593	—	15,593
Accruals	—	19	7,000	—	7,019
Finance debt	55	—	16,583	—	16,638
Current tax payable	401	—	5,280	—	5,681
Provisions	—	—	2,080	—	2,080

	5,552	2,803	113,254	(20,569)	101,040
Non-current liabilities
Other payables	237	23	8,439	(5,878)	2,821
Derivative financial instruments	—	—	15,116	—	15,116
Accruals	—	85	797	—	882
Finance debt	—	—	13,551	—	13,551
Deferred tax liabilities	1,788	1,975	17,172	—	20,935
Provisions	915	—	12,532	—	13,447
Defined benefit pension plan and other post-retirement benefit plan deficits	—	—	9,567	—	9,567

	2,940	2,083	77,174	(5,878)	76,319

Total liabilities	8,492	4,886	190,428	(26,447)	177,359

Net assets	20,885	131,604	85,168	(131,203)	106,454

Equity
BP shareholders’ equity	20,885	131,604	84,070	(131,203)	105,356
Minority interest	—	—	1,098	—	1,098

Total equity	20,885	131,604	85,168	(131,203)	106,454

Notes

11.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Balance sheet	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	group
	$ million
At 31 December 2007 Non-current assets
Property, plant and equipment	6,310	—	91,679	—	97,989
Goodwill	—	—	11,006	—	11,006
Intangible assets	349	—	6,303	—	6,652
Investments in jointly controlled entities	—	—	18,113	—	18,113
Investments in associates	—	2	4,577	—	4,579
Other investments	—	—	1,830	—	1,830
Subsidiaries — equity-accounted basis	3,117	115,476	—	(118,593)	—

Fixed assets	9,776	115,478	133,508	(118,593)	140,169
Loans	2,151	1,192	1,541	(3,885)	999
Other receivables	—	—	968	—	968
Derivative financial instruments	—	—	3,741	—	3,741
Prepayments	—	—	1,083	—	1,083
Defined benefit pension plan surplus	—	7,265	1,649	—	8,914

	11,927	123,935	142,490	(122,478)	155,874

Current assets
Loans	—	—	165	—	165
Inventories	202	—	26,352	—	26,554
Trade and other receivables	15,986	840	44,422	(23,228)	38,020
Derivative financial instruments	—	—	6,321	—	6,321
Prepayments	24	—	3,565	—	3,589
Current tax receivable	—	—	705	—	705
Cash and cash equivalents	(10)	244	3,328	—	3,562

	16,202	1,084	84,858	(23,228)	78,916
Assets classified as held for sale	—	—	1,286	—	1,286

	16,202	1,084	86,144	(23,228)	80,202

Total assets	28,129	125,019	228,634	(145,706)	236,076

Current liabilities
Trade and other payables(a)	4,969	3,115	58,296	(23,228)	43,152
Derivative financial instruments	—	—	6,405	—	6,405
Accruals	—	10	6,630	—	6,640
Finance debt	55	—	15,339	—	15,394
Current tax payable	306	—	2,976	—	3,282
Provisions	—	—	2,195	—	2,195

	5,330	3,125	91,841	(23,228)	77,068
Liabilities directly associated with assets classified as held for sale	—	—	163	—	163

	5,330	3,125	92,004	(23,228)	77,231

Non-current liabilities
Other payables	559	27	4,550	(3,885)	1,251
Derivative financial instruments	—	—	5,002	—	5,002
Accruals	—	44	915	—	959
Finance debt	—	—	15,651	—	15,651
Deferred tax liabilities	1,765	1,885	15,565	—	19,215
Provisions	946	—	11,954	—	12,900
Defined benefit pension plan and other retirement benefit plan deficits	—	—	9,215	—	9,215

	3,270	1,956	62,852	(3,885)	64,193

Total liabilities	8,600	5,081	154,856	(27,113)	141,424

Net assets	19,529	119,938	73,778	(118,593)	94,652

Equity
BP shareholders’ equity	19,529	119,938	72,816	(118,593)	93,690
Minority interest	—	—	962	—	962

Total equity	19,529	119,938	73,778	(118,593)	94,652

Notes

11.	Condensed consolidating information (continued)
(a)	Within Current liabilities — Trade and other payables, the amount of other payables for BP Exploration (Alaska) Inc. has been reduced by $264 million from the amount previously reported and the amount of other payables for other subsidiaries has been increased by $264 million from the amount previously reported. As a result of this immaterial change, the net assets and BP shareholders’ equity of BP Exploration (Alaska) Inc. have increased by $264 million and the net assets and BP shareholders’ equity of other subsidiaries have decreased by $264 million. This change has been made to reflect the allocation of tax charges and liabilities between BP Exploration (Alaska) Inc. and other Alaskan subsidiaries in the BP group. There is no impact on the consolidated BP group profit for the period or the BP group total equity.

Notes

11.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
Cash flow statement	Exploration		Other	and	BP
	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	group
	$ million
Six months ended 30 June 2008

Net cash provided by operating activities	5,806	6,663	11,442	(6,299)	17,612

Net cash used in investing activities	(307)	—	(9,001)	—	(9,308)

Net cash used in financing activities	(5,499)	(6,883)	(2,222)	6,299	(8,305)

Currency translation differences relating to cash and cash equivalents	—	—	32	—	32

(Decrease) increase in cash and cash equivalents	—	(220)	251	—	31

Cash and cash equivalents at beginning of period	(10)	244	3,328	—	3,562

Cash and cash equivalents at end of period	(10)	24	3,579	—	3,593

Notes

11.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
Cash flow statement	Exploration		Other	and	BP
	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	group
	$ million
First half 2007

Net cash provided by operating activities	1,006	8,749	6,406	(2,097)	14,064

Net cash used in investing activities	(235)	8	(4,969)	—	(5,196)

Net cash used in financing activities	(766)	(8,759)	(1,424)	2,097	(8,852)

Currency translation differences relating to cash and cash equivalents	—	—	37	—	37

(Decrease) increase in cash and cash equivalents	5	(2)	50	—	53

Cash and cash equivalents at beginning of period	(5)	(21)	2,616	—	2,590

Cash and cash equivalents at end of period	—	(23)	2,666	—	2,643

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BP p.l.c.
(Registrant)

Dated: 1 August 2008	/s/ D J Pearl
D J PEARL
Deputy Company Secretary